

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Yaniv Sarig
Chief Executive Officer
Mohawk Group Holdings, Inc.
37 East 18th Street, 7th Floor
New York, New York 10003

     Re: Mohawk Group Holdings, Inc.
          Registration Statement on Form S-3
          Filed July 1, 2020
          File No. 333-239614

Dear Mr. Sarig:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Jeffrey T. Hartlin